UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2023

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 3, 2023, BioNTech SE and Duality Biologics (Suzhou) Co. Ltd., a clinical-stage biotech company focusing on the discovery and development of next generation antibody-drug conjugate (“ADC”) therapeutics to treat patients with cancer and autoimmune diseases, announced that the companies have entered into exclusive license and collaboration agreements for two ADC assets to develop, manufacture and commercialize the two assets globally, excluding Mainland China, Hong Kong Special Administrative Region and Macau Special Administrative Region. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: April 3, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and DualityBio Form Global Strategic Partnership to Accelerate Development of Differentiated Antibody-Drug Conjugate Therapeutics for Solid Tumors